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KeldaGroup

SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH. D.C.
160
SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.




07023498

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

9 May 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc today as follows:

- Return of cash – posting of circular

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Encl.

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Return of cash - Notice of EGM
Released	07:01 09-May-07
Number	PRNUK-0805


KeldaGroup

Return of cash - posting of circular

Kelda Group plc ('Kelda' or the 'Company') announces that it is posting a circular to its shareholders and convening an Extraordinary General Meeting, to be held on 1 June 2007, to obtain shareholder approval for the proposed return of approximately £750 million of cash to shareholders.

On 1 May 2007, the Company announced the completion of the sale of its US water supply business Aquarion. It was announced in Kelda's interim results on 23 November 2006 that, following an extensive review by the Board, both in terms of the use of the Aquarion sale proceeds and the capital structure of the Group, the Company would return approximately £750 million to shareholders. The return will be structured as a bonus issue of B shares with a view to giving certain shareholders a choice between receiving the cash in the form of income or capital and, so far as possible, giving those who choose capital some choice as to when the return is made. The return will be accompanied by a share consolidation to maintain comparability of earnings per share and other company data. Further details are set out below.

Highlights of the return of cash:

* Shareholders to receive 210 pence per existing ordinary share.

* Return to be implemented by way of a B share issue to provide UK tax resident shareholders with flexibility to elect to receive cash in the form of income or combination of the two.

* 10 for 13 share consolidation to seek to maintain comparability of share price, earnings per share and dividends per share.

* Extraordinary General Meeting to approve the proposed return of cash on 1 June 2007.

* Cheques expected to be dispatched to shareholders and CREST accounts credited on 2 July 2007.

Details of the return of cash:

Subject to shareholder approval and listing of both the B shares and the new ordinary shares arising on the share consolidation, shareholders will receive a bonus issue of one B share for every existing ordinary share that they hold on 15 June 2007. Shareholders (other than those in certain overseas territories) will be able to elect between the following choices in respect of those B shares:

* To receive a single dividend of 210 pence per B share for some or all of their B shares. B shares in respect of which a shareholder has chosen to receiv dividend payment will automatically be converted into deferred shares, which wi value.

* To accept an offer by JPMorgan Cazenove Limited ('JPMorgan Cazenove') to sell some or all of their B shares to JPMorgan Cazenove (acting as principal) for 21 B share, free of all dealing expenses and commissions on 25 June 2007 (or such directors of the Company may decide). Further details of this offer are contain circular.

* To retain some or all of their B shares for a possible future offer by JPMorgan Cazenove (acting as principal) to buy those B shares for 210 pence per dealing expenses and commissions. It is currently expected that there will be a JPMorgan Cazenove to purchase B shares on or around 25 June 2008, although ther that such an offer will be made.

The B shares will be admitted to trading on the London Stock Exchange's main market for listed securities and admitted to the Official List of the UK Listing Authority and those which are retained will pay a dividend fixed at 75 per cent. of 12 month LIBOR per annum. Shareholders who do not elect, or who are not eligible to elect, for any of the B share alternatives will receive the single dividend of 210 pence per B share on all of their B shares.

A share consolidation will be undertaken in conjunction with the return of cash. Existing ordinary shares will be subdivided and consolidated so that shareholders receive 10 new ordinary shares for every 13 existing ordinary shares held on 15 June 2007. The intention is that, subject to market movements, the share price of one new ordinary share immediately after listing should be approximately equal to the share price of one existing ordinary share immediately beforehand. The ratio used for the share consolidation has been set by reference to Kelda's market capitalisation at close of business on 4 May 2007.

New ordinary shares will be traded on the London Stock Exchange in the same way as existing ordinary shares and will be equivalent to the existing ordinary shares in all material respects, including their dividend, voting and other rights. The effect of the share consolidation will be to reduce the number of issued ordinary shares to reflect the return of 210 pence per ordinary share, but shareholders will own the same proportion of Kelda's issued share capital immediately following the consolidation as they did previously (subject to fractional entitlements).

Full details of the return of cash and share consolidation are contained in the circular.

Expected timetable of principal events

Latest time and date for receipt of forms of proxy for EGM	11.00 am on 30 May 2007
EGM	11.00 am on 1 June 2007
Record date for issue of B shares and share consolidation	5.00 pm on 15 June 2007
Commencement of dealings in new ordinary shares	8.00 am on 18 June 2007
Latest time for receipt of election forms for the B share choices	3.00 pm on 21 June 2007
Single B share dividend declared and B shares accepted for purchase	25 June 2007
Cheques dispatched and CREST accounts credited	2 July 2007

For further information:

Kelda:

Kevin Whiteman (Chief Executive) 01274 692 183

Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828

John Paynter

Robert Constant

Tulchan Communications 020 7353 4200

Peter Hewer

Two copies of each of the documents listed below have been submitted to The Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:

Circular relating to the Proposed Return of Cash to Shareholders

Form of Proxy

Election Form for use by Shareholders in respect of the Initial Repurchase Offer and/or Retention of B Shares in relation to proposed Return of Cash to Shareholders

Amendments to Kelda's articles of association

JPMorgan Cazenove Limited is regulated in the United Kingdom for the conduct of investment business by the Financial Services Authority and is acting exclusively for Kelda and no-one else in connection with the return of cash and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for giving advice in relation to the return of cash.

Shareholders in the United States or Japan are only eligible for the Single B Share Dividend and are not being and will not be offered the other alternatives. No offer to purchase B Shares is being or will be made in the United States, Japan or any other territory where it is illegal to do so by the Company or JPMorgan Cazenove Limited or any person acting on behalf of either of the foregoing.

END

END